SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CORPORATIVE EVENTS CALENDAR

Corporate Name	Centrais Elétricas Brasileiras S.A. – Eletrobrás
Home Office address	Av. Presidente Vargas, 409 – 13º andar
Website	www.eletrobras.com
Investor Relations Director	Name: Armando Casado de Araújo
E-mail: df@eletrobras.com
Telephone: (21)2514-6431
Fax: (21) 2514-5714
Investor Relations Officer	Name: Arlindo Soares Castanheira
E-mail: arlindo@eletrobras.com
Telefone(s): (21)2514-6331
Fax: (21)2514-5964
Newspapers where the shareholding acts are published

In 2010, the company’s legal subjects are going to be published on the following newspapers:

Correio Braziliense - Brasília

O Globo – Rio de Janeiro

Valor Econômico – São Paulo

Gazeta Mercantil – Nacional.

Annual Financial Statements and Consolidated Financial Statements, for the year ended December 31, 2009.
EVENT	DATE
Availability to Shareholders	03.30.2010
Publication	04.15.2010
Disclosure in the website of CVM/BOVESPA	03.30.2010

Standardized Financial Statements – DFP, for the year ended December 31, 2009.
EVENT	DATE
Disclosure in the website of CVM/BOVESPA	03.30.2010

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Annual Information (Resolution 480-CVM), for the year (December 31, 2010)
EVENT	DATE
Disclosure in the website of CVM/BOVESPA	06.30.2010

ITR – Quarterly Information

EVENT	DATE
Disclosure in the website of CVM/BOVESPA
Regarding 1° Quarter	05.17.2010
Regarding 2° Quarter	08.13.2010
Regarding 3° Quarter	11.12.2010

Ordinary Assembly

EVENT	DATE
Disclosure of the Announcement to Shareholders in the website of CVM/BOVESPA relating to administration proposal	03.31.2010
Publication of the Announcement to Shareholders – Ordinary Stock Meeting	03.31.2010
Ordinary Assembly	04.30.2010
Disclosure of the main deliberations of the Ordinary Assembly in the website of CVM/BOVESPA	04.30.2010
Disclosure of the Ordinary Assembly minute to the website to CVM/BOVESPA	05.10.2010

Public meeting with analysts

EVENT	DATE
Public meeting with analysts (Apimec Rio)	04.05.2010
Public meeting with analysts (Apimec São Paulo)	04.06.2010
Public meeting with analysts (Apimec Brasília)	04.07.2010
Public meeting with analysts (Apimec Belo Horizonte)	04.08.2010
Public meeting with analysts (Apimec Fortaleza)	04.19.2010
Public meeting with analysts (Apimec Porto Alegre)	04.28.2010
Public meeting with analysts (Apimec Florianópolis)	04.29.2010
Public meeting with analysts (Apimec Rio)	08.19.2010
Public meeting with analysts (Apimec São Paulo)	08.20.2010
Public meeting with analysts (Apimec Brasília)	08.23.2010
Public meeting with analysts (Apimec Belo Horizonte)	08.24.2010
Public meeting with analysts (Apimec Fortaleza)	08.31.2010
Public meeting with analysts (Apimec Porto Alegre)	09.01.2010
Public meeting with analysts (Apimec Florianópolis)	09.02.2010

2

Conference Call

EVENT	DATE
Conference Call at 11:00 am (presentation of the financial statements - December 2009). The access number will be announced through the site and specific Announcement	03.31.2010
Conference Call at 11:00 am (presentation of the financial statements – March 2010). The access number will be announced through the site and specific Announcement	05.17.2010
Conference Call at 11:00 am (presentation of the financial statements – June 2010). The access number will be announced through the site and specific Announcement	08.17.2010
Conference Call at 11:00 am (presentation of the financial statements – September 2010). The access number will be announced through the site and specific Announcement	11.22.2010

Board of Directors meetings already scheduled

EVENT	DATE
Board of Directors meeting (to deliberate	02.22.2010
Board of Directors meeting (to deliberate on the financial statements and results destination)	03.30.2010
Disclosure of the Main deliberations of the Board of Directors meeting – held at this date – in the website of CVM/ BOVESPA	03.30.2010
Disclosure of the Board of Directors meeting minute in the website of CVM/BOVESPA	04.12.2010

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.